SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                Attorneys at Law


                                                              September 18, 2006
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        Tim Buchmiller
                  Russell Mancuso, Branch Chief

         Re:      New Century Companies, Inc.
                  Registration Statement on Form SB-2
                  Filed September 18, 2006


Ladies and Gentlemen:

         The Company had previously filed a registration statement on Form SB-2, File No. 333-134863 (the "Prior Registration Statement"). On August 29, 2006, the Company withdrew the Prior Registration Statement.

         We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the "Staff") by letter dated August 24, 2006. Each comment is followed by the Company's response.


Registration Statement Fee Table
--------------------------------

1. We note from Schedule I to your response letter dated August 9, 2006 that the number of shares being registered for resale by CAMOFI includes 1,953, 170 shares underlying interest on the convertible note issued to CAMOFI in the amount of $1,962,295 (calculated by dividing that interest amount by an interest conversion rate of $0.61285). Please show us how you calculated the interest amount and how that amount when divided by the interest conversion rate is equal to 1,953,170 shares.

Response:

         Please see revised Schedule I, which clearly sets forth the shares being registered on behalf of the Selling Stockholders.


2. We also note from Schedule I that you are registering an additional 25% of the number of shares that may be issuable upon conversion of the convertible note or upon the exercise of the warrant, as such numbers may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. Please tell us the circumstances under which these additional shares would become issuable and how you have determined, based on current circumstances, that the additional shares being registered are a good-faith estimate of the maximum number of shares that may be issuable upon conversion of the notes or exercise of the warrants.


                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

Response:

         We have revised the Registration Statement to clarify that the 25% additional shares represents the shares issuable as interest and amortization payments, as such number may vary based on the market price of the Company's common stock at the time of the applicable payment. Pursuant to the terms of the Senior Convertible Note, the interest conversion rate is defined as 85% of the volume-weighted average closing price for the 10 trading days immediately prior to the applicable interest payment date. Based on the Company's market price, its trading volume and history in the past year, the Company believes that the 25% coverage represents a good faith estimate of the additional shares that may be issubale as interest pursuant to the Senior Convertible Note, in the event of any fluctuations in the market price of its common stock.


3. We note your reference to shares underlying interest in Schedule I to your response letter. Please revise to clarify whether you are referring to interest payments that are already made. If you are referring to future interest payments, please tell us with specificity which section of which exhibit demonstrates that the investor does not have discretion regarding whether to receive shares as an interest payment. If the investor does have discretion, by refusing to sell shares to come under contractual ownership caps or otherwise, the private placement of the shares related to interest is not yet complete and it is premature to register those shares for resale.

Response:

         The Company is registering the shares underlying interest payable to CAMOFI pursuant to Section 2 of the 12% Senior Secured Convertible Note. Pursuant to Section 2(b), the investor has no discretion as to payment of interest in shares of the Company's common stock.


CAMOFI Private Placement, page 3
--------------------------------

4. We note from your response to prior comments 1 and 4 that the escrowed amounts were released from escrow on July 10, 2006 and August 4, 2006. Please provide us with a detailed analysis as to how your offering to CAMOFI was completed as a private placement prior to the time you filed your registration statement on June 8, 2006 given that a portion of the proceeds from that offering were being held in escrow subject to release in the sole discretion of CAMOFI and that the terms of the escrow arrangement appear to have been renegotiated while the registration statement was pending. Please also provide us with your analysis as to how your actions were consistent with Section 5 of the Securities Act. Cite with specificity any authority on which you rely for your position. In addition, provide us with your analysis of the materiality of any potential liability for any violation of Section 5.


                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

Response:

         The Company has subsequently withdrawn the SB-2 and has included a risk factor in its current SB-2 to disclose that these actions may be inconsistent with Section 5 of the Securities Act. Further the negotiations surrounding the escrow funds were with the same party, CAMOFI. In addition, there was no solicitation by the parties to which the registration statement being withdrawn could have an impact. Further, there were no securities offered or sold under the previous registration statement.


5. Please provide us a similar analysis regarding any negotiations to extend the maturity of the debt owed to any selling stockholder.

Response:

         The Company has subsequently withdrawn the SB-2 and has included a risk factor in its current SB-2 to disclose that these actions may be inconsistent with Section 5 of the Securities Act. Further the negotiations surrounding the extension of the maturity date of the Note were with the same party, Motivated Minds. In addition, there was no solicitation by the parties to which the registration statement being withdrawn could have an impact. Further, there were no securities offered or sold under the previous registration statement.


Selling Stockholders, page 19
-----------------------------

6        We note your response to prior comment 11 and your revised disclosure.
         Please tell us whether any selling stockholder is an affiliate of a broker-dealer.

Response:

         We have revised in accordance with the Staff's comment.


7. We note your reference to a filing date of May 19 in footnote 5. Please revise to reflect the actual filing date of the registration statement.

Response:

         We have revised in accordance with the Staff's comment.


                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

         We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.


         If you have any questions, please contact the undersigned.



                                                   Very truly yours,

                                                   /s/ Marcelle S. Balcombe

                                                   Marcelle S. Balcombe


                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

                                   SCHEDULE I

----------------------- --------------------- -------------------- --------------------- --------------------
Selling Stockholder     Shares underlying     Shares underlying    Shares of Common      Total
                        Convertible Notes     Warrants             Stock
----------------------- --------------------- -------------------- --------------------- --------------------
Motivate Minds, LLC     227,273 (1)           454,545 (2)          105,000(3)            786,818
----------------------- --------------------- -------------------- --------------------- --------------------
CAMOFI Master LDC       6,664,019 (4)         3,476,190 (5)                              10,140,209
----------------------- --------------------- -------------------- --------------------- --------------------
Source Capital Group,                         3,409 (6)                                  3,409
Inc.
----------------------- --------------------- -------------------- --------------------- --------------------
Ascendiant                                    654,949 (7)          250,000 (8)           904,949
Securities, LLC
----------------------- --------------------- -------------------- --------------------- --------------------
Michael S. Cole                               90,317 (9)                                 90,317
----------------------- --------------------- -------------------- --------------------- --------------------
Richard B. Kelly                              19,318 (10)                                19,318
----------------------- --------------------- -------------------- --------------------- --------------------
Total                                                                                    11,945,020
----------------------- --------------------- -------------------- --------------------- --------------------


(1) Issuable in connection with the Series A Convertible Note dated February 15, 2006 (the "Series A Convertible Note"), calculated as follows: remaining principal amount of $150,000 divided by conversion price of $0.66 = 227,273. The Company received gross proceeds of $300,000 from Motivated Minds, LLC on February 15, 2006. As of the date of this letter, the Company owes $150,000 pursuant to the Series A Convertible Note.
(2)  Issued in connection with the Series A Convertible Note.
(3) 30,000 shares were pursuant to the Series A Convertible Note and an aggregate of 75,000 shares issued as consideration for extending the due date of the Series A Convertible Note.
(4) Issuable in connection with the 12% Senior Convertible Note dated February 28, 2006 (the "Senior Convertible Note"), calculated as follows: principal amount of $2,916,667 divided by conversion price of $0.63 = 4,629,629.
     Also includes 1,627,512 shares underlying interest in the amount of $589,322, (calculated by dividing the interest amount by interest conversion rate of $0.3621. Interest conversion rate is defined as 85% of the volume-weighted average closing price for the 10 trading days immediately prior to the applicable interest payment date. In calculating the interest, the Company calculated the interest conversion rate as of September 1, 2006. Also includes 406,878 shares included in the Registration Statement in accordance with the Registration Rights Agreement, pursuant to which we are required to register an additional 25% shares that may be issuable upon conversion of the interest and amortization on Senior Convertible Note. This number represents a good faith estimate of the shares issuable upon conversion of interest based on current market prices. Because the number of shares of common stock issuable upon conversion of interest and amortization payments is dependent in part upon the market price of the common stock prior to the applicable interest payment, the actual number of shares of common stock that will be issued as interest and amortization will fluctuate daily and cannot be determined at this time.
          The principal amount of $2,916,667 and the interest amount of $589,322 excludes $583,333.33 in principal and $166,666.67 in interest due to the fact that the Company has created an interest bearing bank account with an aggregate balance of $750,000 and has determined to use these funds solely for the payment of monthly redemption and accrued interest on the Senior Convertible Note.
          The Company received gross proceeds of $3,500,000 from CAMOFI as follows: (i) $2,000,000 on March 7, 2006; (ii) $750,000 was disbursed from escrow on July 10, 2006; and (ii) $750,000 was disbursed from escrow on August 4, 2006.
(5) Issued in connection with the Senior Convertible Note. Also includes 869,047 shares included in the Registration Statement in accordance with the Registration Rights Agreement, pursuant to which we are required to register an additional 25% of shares that may be issuable upon exercise of the Warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.
(6) Issued as compensation for placement agent services in connection with the Series A Convertible Note.
(7) Represents (i) 632,222 warrants issued as compensation for placement agent services in connection with the Senior Convertible Note; (ii) 22,727 warrants issued as compensation for placement agent services in connection with the Series A Convertible Note.
(8) Issued as compensation for placement agent services in connection with the Senior Convertible Note.
(9) Represents warrants assigned to the Selling Stockholder by Ascendiant Securities, LLC issued as compensation for placement agent services in connection with the Senior Convertible Note.
(10) Represents warrants assigned to the Selling Stockholder by Ascendiant Securities, LLC issued as compensation for placement agent services in connection with the Series A Convertible Note.